Exhibit 3.5

CERTIFICATE OF AMENDMENT
TO THE SIXTH AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION OF
CESCA THERAPEUTICS INC.

Cesca Therapeutics Inc., a corporation organized under and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies that:

FIRST: The name of the Corporation is CESCA THERAPEUTICS INC.

SECOND: The Board of Directors of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the Delaware General Corporation Law, adopted resolutions to amend the first paragraph of Article FOURTH of the Sixth Amended and Restated Certificate of Incorporation of the Corporation to read in its entirety:

“The Corporation is authorized to issue two classes of stock, designated Common Stock, $0.001 par value (“Common Stock”) and Preferred Stock, $0.001 par value (“Preferred Stock”). The total number of shares which the Corporation is authorized to issue is Three Hundred Fifty Two million (352,000,000). The total number of shares of Common Stock is Three Hundred Fifty Million (350,000,000) and the total number of Shares of Preferred Stock is Two Million (2,000,000).”

THIRD: This Certificate of Amendment to the Restated Certificate of Incorporation was submitted to the stockholders of the Corporation and was duly approved by the required vote of stockholders of the Corporation in accordance with Sections 222 and 242 of the Delaware General Corporation Law.

IN WITNESS WHEREOF, said Certificate of Amendment to the Restated Certificate of Incorporation has been duly executed by its authorized officer this 30th day of October 2015.

CESCA THERAPEUTICS INC.

/s/ Robin C. Stracey
Robin C. Stracey, Chief Executive Officer

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